UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

IGT Announces Satisfaction of Conditions for Redemption of its 6.25% Notes Due 2022 in Full

International Game Technology PLC (“IGT”) (NYSE:IGT) today announced the satisfaction of the conditions to the redemption of its 6.250% Senior Secured Notes due 2022 (Regulation S ISIN/CUSIP USG4863AAB47/G4863A AB4 and Rule 144A ISIN/CUSIP US460599AB91/460599 AB9) in full on March 26, 2022 including the completion of the sale of its $750,000,000 4.125% Senior Secured Notes due 2026.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “IGT Announces Satisfaction of Conditions for Redemption of its 6.25% Notes Due 2022 in Full,” dated March 25, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “IGT Announces Satisfaction of Conditions for Redemption of its 6.25% Notes Due 2022 in Full,” dated March 25, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary
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